

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2011

John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

> **Re: Citigroup Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 5, 2011**
> **File No. 001-09924**

Dear Mr. Gerspach:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Citigroup Segments and Regions, page 5

1. We note that certain of your prior period line items (e.g., fiscal year ended 2009 and 2008 net interest revenue, total revenues, net of interest expense, pretax segment income (loss), etc.) included in your segment disclosures on pages 14 through 33 differ from the amounts previously reported in your prior Form 10-K filings. However, we were unable to locate disclosure addressing the reason(s) for these differences. Please tell us and revise future filings to disclose why certain prior period amounts have changed from the amounts previously reported

(e.g., transfer of assets or services between segments, discontinued operations, etc.).

Item 1A. Risk Factors

The restrictions imposed on proprietary trading and…, page 54

2. Please provide us with draft disclosure to be included in future filings that quantifies revenue generated from your proprietary trading business.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funding and Liquidity, page 44

Liquidity Between Entities, page 47

3. We note your disclosure that liquidity is generally transferable within the non-bank, subject to regulatory restrictions, if any, as well as the fact that the non-bank can generally transfer excess liquidity into the bank subsidiaries. We also note your disclosure on page 44 that your non-bank "cashbox" totaled $94.5 billion which includes the liquidity portfolio and "cashbox" held in the United States as well as government bonds held by your broker-dealer entities in the United Kingdom and Japan, as well as the fact that you have cash deposited at various major central banks totaling $82.1 billion as of December 31, 2010.   We also note your disclosure on page 181 that you have indefinitely reinvested $32.1 billion of foreign earnings and would be subject to additional tax of $8.6 billion if the amounts were effectively repatriated. Please tell us, and expand disclosure in future filings, if material, to address the effects on your liquidity of additional tax obligations that could become due if you choose to transfer cash and government bonds held by your foreign subsidiaries to the U.S. entities.

Liquidity Risk Management, page 48

Liquidity Measures and Stress Testing, page 48

4. We note your disclosure that you use a measure referred to as "cash capital" that measures your ability to fund the structurally illiquid portion of Citigroup's balance sheet. Your disclosure also states that as of December 31, 2010, both the non-bank and the aggregate bank subsidiaries had a significant excess of cash capital. In order to increase the transparency of this metric, please enhance your disclosure in future filings to discuss how much "cash capital" you believe is required or targeted to be achieved at these different levels and whether the level of cash capital is growing or decreasing over time at the different bank and non-bank subsidiary levels.

5. We were unable to locate a discussion of your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources in your Management's Discussion and Analysis. However, we note disclosure of certain information related to guarantees in Note 28 and information about off-balance sheet securitization trusts in Note 22, but it is unclear if this reflects all of your off-balance sheet exposure and we note that it could be more transparently summarized in one place with cross-references that refer the reader to the appropriate sections of the document for further discussion. Refer to Item 303(a)(4) of Regulation S-K for guidance.

Credit Risk, page 63

U.S. Consumer Mortgage Lending, page 72

6. We note your disclosure that FHA and VA loans have high delinquency rates, but given the guarantees provided by the U.S. Government, you have experienced negligible credit losses on those loans. Please tell us whether you have experienced any increases in denials of claim from the U.S. Government on these types of loans or on FHA/VA loans in GNMA-guaranteed securitizations.

7. We note your disclosure on page 72 that you have $50.0 billion of second mortgages, as well as your disclosure on page 75 that your mortgage portfolio includes $27.0 billion of first- and second-mortgage home equity lines of credit that are still within their revolving period and have not yet commenced amortization. Please respond to the following regarding your second mortgages:

- Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings.

- Tell us and disclose the percentage of the second home equity loan portfolio where you also hold the first lien.

- Tell us whether the default and delinquency statistics for the second mortgages where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan.

- Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the first- and second-mortgage home equity loans.

- Describe the terms of the home equity loans in more detail. For example, tell us how long the draw periods are for the loans and provide more quantitative data on when the loans convert to amortizing.

- Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

Consumer Loan Modification Programs, page 85

8. We note that you have a significant credit card portfolio and that as of December 31, 2010 you had $8.6 billion of on-balance sheet credit card loans outstanding for borrowers enrolled in a credit card modification program, approximately 68% of which are modifications that are considered to be troubled debt restructurings (TDRs). Please tell us whether any of your credit card loan agreements have provisions where the interest rate on the credit card loan is automatically increased due to non-payment, late-payment, or similar events. If so, please tell us, and disclose in future filings, how you determined the effective interest rate of the loan existing at the origination or acquisition of the loan at the time of the TDR for purposes of measuring the amount of the impairment. For example, tell us whether for purposes of this calculation you assumed the interest rate existing at origination was the original rate, prior to being increased for any events of default/late payment, or the rate immediately in effect prior to the modification.

9. We note that the consumer loan TDR amounts, by loan type, presented in your tabular disclosure on page 85 differ slightly from the amounts presented in your long-term modification programs-summary tabular disclosure on page 87. Please tell us the reason(s) for these variances.

Consumer Mortgage Representation and Warranties, page 90

Representation and Warranty Claims – By Claimant, page 92

10. We note footnote one to your table of representation and warranty claims by claimant that the line for mortgage insurers represents the insurers rejection of a claims for reimbursement that has yet to be resolved, and that to the extent that the insurance will not cover the claim, you may have to make the GSE or private investor whole. Please respond to the following and enhance your disclosure in future filings to address the following:

- Clarify where investor repurchase demands due to lack of insurance show up in the table. For example, tell us whether the line item for mortgage insurers will later ultimately be reflected in the GSEs or private investors repurchase request in the table;

- Tell us whether you have statistics on the percentage of mortgage insurance rescissions that actually result in repurchase demands;

- Tell us whether the holder of the mortgage is also aware of the mortgage insurance rescission, as well as whether you have an obligation to report the mortgage insurance rescission to the purchaser of the mortgage;

- Tell us when and how you establish reserves for mortgage insurance rescissions, particularly where there is not a repurchase demand; and

- Tell us your success rates in getting the mortgage insurer to reinstate coverage due to lack of a contractual breach.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies, page 139

Repurchase and Resale Agreements, page 141

11. We note your disclosure that where the conditions of ASC 210-20-45-11 are met, repos and reverse repos are presented net on the consolidated balance sheet. Please respond to the following:

- Tell us whether you convert open-ended repurchase agreements and reverse repurchase agreements to overnight or date-certain agreements and describe the business purposes behind the changes. As part of your response, please tell us the amounts converted to overnight or date-certain agreements and then netted at or near December 31, 2010 and 2009 and tell us whether the conversions were done at the request of the counterparty.

- To the extent you convert open-ended repurchase agreements and reverse repurchase agreements to date-certain agreements or overnight agreements on a regular basis, describe the typical time period of the date-certain agreement, whether any fees are paid to convert the agreements, and how the agreements regarding the changes are documented, such as whether the agreements specified upfront that at a date in the future the repurchase agreement and reverse repurchase agreement would convert to an overnight or date-certain maturity, or whether the changes are determined at a later date and documented separately at that date.

Note 6. Commissions and Fees, page 163

12. We note your tabular disclosure here related to the various types of commissions and fees earned for each period. We also note you briefly address revenue recognition related to the different sources of commissions and fees in your

accounting policies in Note 1 on page 148. However, in order to provide more clear and transparent disclosure surrounding these primary sources of revenue, please tell us and revise future filings either here or in your accounting policy footnote to provide a more thorough narrative disclosure of how these revenue streams are recognized. For example, please ensure your disclosure addresses the following:

- As it relates to investment banking fees, clarify whether they are recognized net of expenses, and address how non-reimbursed expenses are accounted for and classified;

- Address how and when advisory fees are recognized and the category those fees are classified within;

- Address what is included in the "trading-related" line item and whether this just represents the fee received from the client and whether the gain or loss related to the same transaction is included within another line item, such as principal transactions;

- Address the types of fees included within the other consumer line item and disclose whether those fee types were impacted by any recent regulatory provisions; and

- Address the typical types of fees classified within "corporation finance."

Note 7. Principal Transactions, page 164

13. We note your tabular disclosure of the principal transactions revenue by reporting segment and by contract type. Please respond to the following and expand your disclosures in future filings to address the following:

- Tell us and expand your disclosures to provide further discussion of the types of instruments that generate the trading revenue by type of risk and how those instruments affect the financial statement line items. For example, discuss how interest rate contracts generate trading revenue (changes in fair value which reflect X line item, and fee charged to customer, which affects X line item, etc).

- Describe the significant drivers of the principal transactions revenue. For example, discuss how much of the revenue is driven by transaction fees (if classified here) versus changes in fair value of the instruments.

- Tell us in more detail how principal transactions revenue is generated by customer demand, the steps you take to fill the order, and how the associated revenue line items are affected. For example, if a customer requests a foreign

> exchange swap, discuss the types of fees charged for the transaction, and whether the principal transactions revenue you would recognize is the other side of the swap transaction that the customer requested.
>
> • Describe the types of principal transactions revenue streams recognized from structured credit products, which are included as part of credit derivatives.

Note 16. Loans, page 195

Consumer Loan, page 195

14. We note your tabular disclosures related to the aging of past due consumer loans on page 196. Please revise this disclosure in future filings to further breakout the amounts included in the 30-89 days past due bucket into loans past due 30-59 days and loans past due 60-89 days. Refer to ASC 310-10-55-9 for guidance.

15. Please revise future filings to explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

16. Please revise future filings to disclose the information required by ASC 310-10-50-15(c)(3) for each period presented.

17. We note from your disclosure on page 195 that you identified two portfolio segments, consumer and corporate. In addition, we note that a segment is defined in ASU 2010-20 as the level at which you develop and document a systematic methodology to determine your allowance for credit losses. Given the unique characteristics of your home equity portfolio (classified as part of your mortgage and real estate class), please tell us how you determined that your home equity portfolio did not meet the definition of a portfolio segment.

18. Please revise future filings to disclose the information required by ASC 301-10-50-15(a)(3)(ii) for your impaired consumer loans as of each balance sheet date presented.

19. We note your disclosure on page 197 related to impaired consumer loans. Please revise future filings to disclose your policy for recognizing interest income and how cash receipts are recorded on each class of impaired consumer loans. Refer to ASC 310-10-50-15(b).

Corporate Loans, page 198

20. Please revise future filings to disclose your policy for determining past due or delinquency status on corporate loans. Refer to ASC 310-10-50-6(e).

21. We refer to your disclosure on pages 198 and 199 related to credit quality

indicators for corporate loans. We note that your corporate loans are evaluated using investment grade or non-investment grade as the primary credit quality indicator. We also note that your determination of classification within these credit quality indicator categories is based on internal risk ratings, which generally correspond to the ratings as defined by S&P and Moody's. Please revise future filings to more thoroughly describe your ratings process, including the different ratings grades applied and specific factors used to determine the credit quality of the loans. Further, please tell us and consider revising future filings to address how the non-investment grade classification correlates to the regulatory loan classifications of special mention, substandard or doubtful since this information could provide meaningful information to investors and other financial statement users.

Note 17. Allowance for Credit Losses, page 202

22. Please tell us whether your allowance for credit losses determined in accordance with ASC 450-20 factors in contractual interest payments not expected to be collected on the loan. If so, tell us how your model captures this expectation and consider providing further disclosure about this in your future filings.

Note 22. Securitizations and Variable Interest Entities, page 211

Mortgage Securitizations, page 220

23. We note that you consolidate certain of your non-agency-sponsored mortgage securitizations and do not consolidate certain others since you do not hold both (1) the power to direct the activities and (2) the obligation to either absorb losses or the right to receive benefits that could be potentially significant. Please tell us, and expand your disclosure in future filings to address, the specific key differences resulting in the non-consolidation of certain of your non-agency-sponsored mortgage securitizations. For example, clarify whether the key difference is the lack of power over those trusts, or the lack of an obligation to either absorb losses or receive benefits that could potentially be significant. Please also clarify how or why certain deals are structured to result in these criteria being met, and clarify the parties that drive the decision.

24. We note your disclosure on page 221 of the key assumptions used to measure the fair value of retained interests as of the date of sale or securitization of mortgage receivables. Given the wide range of assumptions, for example, discount rate between 0.8% to 44.9% for non-agency-sponsored mortgages, and range of anticipated net credit losses of 13% to 80% for non-agency-sponsored mortgages, please revise to provide more granular detail by type of retained interest held, such as highly rated and senior in the capital structure, to unrated and/or residual interests. Please also provide similar disclosure for your other retained interests where there are a broad range of assumptions.

Re-securitizations, page 223

25. We note that you re-securitized $33.2 billion of debt securities during 2010, and that you do not consolidate any private-label or agency re-securitization entities. Please respond to the following:

- Provide us with your accounting analysis which more fully describes the re-securitizations that took place during 2010, including how you determined that you were not required to consolidate the trusts.

- Tell us whether you participated in any re-securitization activities during 2009 or prior periods and, if so, please tell us the amount of debt securities that were re-securitized for each period as well as the amount of your interest held in the unconsolidated re-securitization trusts as of each period end.

- In situations where you are doing re-securitizations for your own liquidity or capital purposes, tell us the other parties involved that have discretion over the design of the trust.

- In situations where you are doing re-securitizations based on requests from clients, tell us the types of parties that request your assistance in performing the re-securitization and discuss their role in the design of the trust and in the structure of the securities to be issued.

- Tell us whether you performed any re-securitizations where you did not retain a variable interest that could potentially be significant to the trust.

26. On a related note, we were unable to locate disclosure of your total involvement with the re-securitization trusts' assets within your tabular disclosure on page 212. Please tell us and revise future filings to disclose where your total interest with these re-securitization trusts is presented within this tabular disclosure.

Note 24. Concentrations of Credit Risk, page 239

27. We note that your third largest exposure to credit risk is with the Japanese government, and is composed of investment securities, loans and trading assets. We also note your disclosure on page 29 related to exposure and credit risk in the Japan Consumer Finance business, your disclosure on page 44 related to investments in Japanese bonds held for funding and liquidity purposes, and your disclosure on page 57 related to proposed interest rate legislation in Japan and the effect that could have on your deferred tax asset. Considering the significant events that have taken place in Japan during March 2011, please tell us and revise future filings, as appropriate, to address the effect of these events on your exposures in Japan and to the Japanese government, including any actions you have taken or adjustments to your financial statements that you have made as a

result of these events.

28. We understand based on various disclosures throughout your filing that you have exposure to municipalities through direct investments in both municipal bonds and auction rate securities, as well as through your sponsorship of municipal bond securitization vehicles. We also understand that you may have involvement with municipalities as the underwriter of bond offerings, as a provider of guarantees (typically letters of credit), and through the offering of deposit services, direct loans and other traditional banking products. Please provide us with an analysis that summarizes and quantifies your various exposures (both direct and indirect) to state and local municipalities. Please also consider providing this type of disclosure in your future filings in order to more clearly identify and summarize any risk concentration in this industry.

Note 25. Fair Value Measurement, page 239

29. We note your disclosure on page 242 related to Auction Rate Securities (ARS). However, it is unclear from your disclosure where these securities are classified within your investment categories both within this footnote disclosure as well as in your investments footnote disclosure on page 186. Further, it is unclear from your disclosure the amount of ARS you hold, as well as the related gross unrealized gains and losses on these securities, as of each period end. Please tell us and revise future filings to provide this information, as well as to provide any other information you believe would be beneficial to readers.

Changes in Level 3 Fair Value Category, page 247

30. We note your disclosure on page 250 that there was a $8.6 billion net transfer from Level 3 to Level 2 of securities sold under agreements to repurchase during 2009 due to the shortening of effective maturity dates on structured repos. Please tell us in more detail how this fact drives the reclassification to Level 2, and as part of your response, please discuss the data used for this input both before and after the reclassification to Level 2.   Additionally, we note there was $4.1 billion of new transfers to Level 3 of fed funds sold and securities borrowed or purchased under agreements to resell during 2010. Please tell us the circumstances regarding this transfer and discuss the inputs for which there is a lack of market information.

Items Measured at Fair Value on a Nonrecurring Basis, page 250

31. We note your disclosure that items measured at fair value on a nonrecurring basis includes assets measured at cost that have been written down to fair value during the period as a result of impairment. It would appear that this disclosure would therefore include impaired collateral-dependent loans that have been written down to fair value, as well as other real estate owned. Please tell us why you have not included any of these types of assets in this disclosure.

Note 26. Fair Value Elections, page 251

Certain consolidated VIEs, page 254

32. We note your disclosure that the fair value of mortgage loans of each VIE is
derived from the security pricing, and thus where substantially all of the long-
term debt of a VIE is valued using Level 2 inputs, the corresponding mortgage
loans are classified as Level 2. Otherwise, the mortgage loans of a VIE are
classified as Level 3. Please tell us in more detail how you determined the fair
value of the mortgage loans in the VIE, as well as how you concluded that the
classification of the long-term debt should drive the classification of the mortgage
loans.

Note 28. Pledged Securities, Collateral, Commitments and Guarantees, page 257

Loans sold with recourse, page 258

33. We note your disclosure that loans sold with recourse represent your obligation
to reimburse the buyers for loan losses under certain circumstances.   Please
respond to the following:

- Tell us the types of situations where you sell or securitize loans and provide
recourse to the purchaser and clarify whether it relates to some of the
transactions discussed on page 93;

- Tell us whether recourse is provided in sales or securitizations where you also
provide representation and warranty guarantees; and

- Tell us the typical time period that the recourse provisions last and discuss the
types of credit-related events which are covered by your recourse provision.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Non-Employee Director Compensation Table, page 42

34. Please confirm that in future filings you will disclose the portion of the cash
retainer, which was paid in the form of common stock at the election of the
director, under the column for "Fees Earned or Paid in Cash" rather than the
column for "Stock Awards." See our guidance in Regulation S-K Compliance
and Disclosure Interpretation 119.03.

Compensation Discussion and Analysis, page 46

35. Please provide us with draft disclosure to be included in future filings that
discusses whether and, if so, how the registrant has considered the results of the
2009 shareholder advisory vote on executive compensation in determining
compensation policies and decisions and, if so, how that consideration affected
your executive compensation decisions and policies. See Item 402(b)(1)(vii) of
Regulation S-K.

Salary stock awards, page 49

36. Please tell us the factors considered when determining the size of the salary stock
awards. For example, please discuss for each named executive officer the
company results through the award date that were considered by the committee,
describe the type of market compensation that was considered, and how
compensation history was considered when determining the size of the awards.

Risk rating, page 51

37. Please provide us with draft disclosure to be included in future filings that
quantifies the risk rating received by each of the named executive officers. Your
draft disclosure should also discuss what role the risk rating played in awarding
incentive compensation.

Item 15. Exhibits and Financial Statement Schedules

Exhibit 2.02

38. It appears that the exhibits and schedules were omitted from the Amended and
Restated Joint Venture Contribution and Formation Agreement when it was filed
on a Form 8-K on June 3, 2009. Please amend the Form 8-K and refile the
agreement in its entirety.

Form 10-Q for the Quarterly Period ended March 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 5

First Quarter 2011 Executive Summary, page 5

39. We note your disclosure that you reported first quarter of 2011 net income of $3.0
billion. We also note your disclosure on page 6 that the net release of the
allowance for loan losses and unfunded lending commitments was $3.3 billion in
the first quarter of 2011. Given that one of the most significant and prominent
drivers of your net profit during the quarter was due to allowance for loan loss
releases, we believe this fact should be more prominently disclosed and discussed

when discussing Citigroup's net income results.

FICO and LTV Trend Information – U.S. Consumer Mortgage Lending, page 49

40. We note your tables showing the 90+ days past due rates for both residential mortgages and home equity loans over the past five quarters. Tell us, and expand your disclosures in future filings to discuss, the key factors driving why you believe the residential first mortgages have experienced higher delinquency rates over the home equity loans, which are more commonly in a second lien position. Also, please discuss the factors which you believe are causing the delinquency rates to decrease disproportionately faster for the residential first mortgages, as compared to the home equity loans, and discuss your expectations as to whether you believe this trend will continue and why.

Derivatives, page 74

Fair Valuation Adjustment for Derivatives, page 74

41. We note that your total CVA contra-asset account for monoline counterparties has decreased from $5.6 billion at December 31, 2009, to $1.5 billion at December 31, 2010, to $1 million as of March 31, 2011. The footnotes to the tables indicate that the reductions are due to utilizations/releases during the respective periods. Please clarify whether the decreases are primarily driven by releases versus utilizations during the period. Additionally, please tell us and disclose in future filings if the low level of contra-asset valuation allowances as of March 31, 2011 is expected to continue, and clarify whether it is due to reduced exposure in terms of activity with the monolines, and if so whether that trend is expected to continue, or determination that the credit risk of the monoline counterparties has improved.

Note 6. Principal Transactions, page 93

42. We note your disclosure that principal transactions revenue consists of realized and unrealized gains and losses from trading activities, which include revenues from fixed income, equities, credit and commodities products, as well as foreign exchange transactions. We also note your disclosure on page 145 that you take proprietary trading positions in credit derivatives However, it is not clear from your disclosure how much of this revenue was generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. Accordingly, please revise your future filings to separately discuss the following:

- Disclose your revenues earned from proprietary trading activities.

- Clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.

- Clearly identify aspects of your business that are similar to but excluded from your definition of "proprietary trading" for these purposes. Clearly disclose how you differentiate such activities. Tell us the extent to which you believe it is possible that such activities will be scoped into the final regulatory definition of proprietary trading.

- Discuss the expected effects of the Volcker rule on your business units that sponsor or invest in private equity or hedge funds. Clearly identify the extent to which such activities have been terminated or disposed of as well as the steps you plan to take to terminate or dispose of the rest of these components.

43. As a related matter, we note your disclosure that net interest revenue related to trading activities is not included in this footnote disclosure. Please revise future filings to clarify where these revenues are recorded. For example, tell us whether it is included in trading account assets interest revenue and trading account liabilities expense as shown on page 92. Further, as requested above, please revise future filings to disclose information related to your proprietary trading activities that are recorded within your net interest revenue and expense line items.

Note 11. Investments, page 98

44. We note significant unrealized losses related to your state and municipal securities at both March 31, 2011 and December 31, 2010. We further note your disclosure on page 105 that these securities consist mainly of bonds that are financed through Tender Option Bond programs, and that your credit impairment process is largely based on third-party credit ratings. Please address the following:

- Provide us with a listing of your state and municipal securities that are in an unrealized position in excess of 12 months with a loss severity greater than 15% at March 31, 2011, detailing the cost and unrealized loss as well as the length of time each security has been in an unrealized position.

- Provide us a detailed description of the other-than-temporary impairment (OTTI) analysis you performed on these securities as of March 31, 2011. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

Note 12. Loans, page 108

45. We note your disclosure on page 114 that cash-basis corporate loans are returned to an accrual status when all contractual principal and interest amounts are reasonably assured of repayment and there is a "sustained period" of repayment performing in accordance with the contractual terms. Please tell us and revise future filings to better describe the term "sustained period" of repayment.

Note 19. Fair Value Measurement, page 148

Changes in Level 3 Fair Value Category, page 155

46. We note your disclosure that you had a $1.5 billion transfer of federal funds sold and securities borrowed or purchased under agreements to resell to Level 2 during the first quarter of 2011 primarily due to a decrease in expected maturities on certain structured reverse repos resulting in more observable pricing. We also note that during 2009 you transferred $8.6 billion of securities sold under agreements to repurchase from Level 3 to Level 2 as effective maturity dates on structured repos had shortened. Please tell us the factors driving the reduction in expected maturities on the reverse repos transactions later than on the regular repos transactions. Please also tell us whether you believe differences in the types of securities for which you are willing to enter into repo versus reverse repo transactions is the cause.

Note 23. Contingencies, page 171

47. You disclose that on April 13, 2011 Citibank, N.A. entered into a Consent Order with the Office of Comptroller of the Currency, and Citigroup Inc. and CitiFinancial Credit Company entered into a Consent Order with the Federal Reserve Board. Please provide us with draft disclosure to be included in future filings that specifically describes the affirmative and corrective actions that you have agreed to undertake. The draft disclosure should also discuss the steps taken or to be taken to comply with such actions and describe any material impact on your future operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt at (202) 551-3572 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

Stephanie Hunsaker
Senior Assistant Chief
Accountant